UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-K
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CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported) May 12, 2021
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Marathon Petroleum Corporation
(Exact name of registrant as specified in its charter)
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Delaware	001-35054	27-1284632
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

539 South Main Street, Findlay, Ohio 45840
(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code: (419) 422-2121
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01	MPC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Item 2.01	Completion of Acquisition or Disposition of Assets.
As previously announced, on August 2, 2020, Marathon Petroleum Corporation (the “Company” or “MPC”) entered into a purchase and sale agreement (the “Purchase Agreement”) with certain of its subsidiaries set forth therein (collectively, “Sellers”) and 7-Eleven, Inc. (“Purchaser”) pursuant to which, and upon the terms and subject to the conditions set forth in the Purchase Agreement, Sellers agreed to transfer the assets and liabilities constituting the Company’s convenience store business, including the sale of retail transportation fuel and convenience store offerings (the “Speedway Business”) to Purchaser for a purchase price of $21 billion, subject to certain adjustments based on the levels of cash, debt and working capital at closing and for certain other items (such transaction, the “Transaction”). The Transaction was completed on May 14, 2021 (the “Closing”).

The foregoing description of the Purchase Agreement and the Transaction does not purport to be a complete statement of the parties’ rights and obligations under the Purchase Agreement and the transactions contemplated thereby or a complete explanation of the material terms thereof. The foregoing description is subject to and qualified in its entirety by reference to the text of the Purchase Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on August 3, 2020, and which is incorporated herein by reference.

The Purchase Agreement has been incorporated by reference into this Current Report on Form 8-K only to provide investors with information regarding its terms and not to provide investors with any other factual information regarding the Company, Sellers, their subsidiaries or their businesses as of the date of the Purchase Agreement or as of any other date. The representations, warranties and covenants set forth in the Purchase Agreement have been made only for the purposes of the Purchase Agreement and solely for the benefit of the parties thereto, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. In addition, information regarding the subject matter of the representations and warranties made in the Purchase Agreement may change after the date of the Purchase Agreement.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
Upon the Closing, Timothy T. Griffith, President, Speedway LLC, ceased to serve as an officer and an employee of the Company. In anticipation of the Closing and pursuant to the terms of the Purchase Agreement, on May 12, 2021, certain actions were taken by the Compensation and Organization Development Committee of the MPC Board of Directors to modify vesting and settlement provisions for certain MPC long-term incentive compensation awards held by Speedway employees. Consistent with the terms of the Purchase Agreement, to the extent not previously vested, Mr. Griffith’s outstanding 2020 equity and equity-based awards with respect to the Company’s common stock became fully vested and any applicable performance metrics for incomplete periods were deemed met at the target level of achievement and the resulting payout value correspondingly determined at the target level with respect to Mr. Griffith’s 2019 and 2020 MPC performance units. Also in connection with the Closing, previously awarded and outstanding Company stock options held by Mr. Griffith will expire upon the earlier of five years following his termination of employment with the Company as a result of the Closing and the existing expiration date applicable to each of the options held by Mr. Griffith. In contemplation of the Closing, Mr. Griffith did not receive any 2021 long-term incentive awards nor is he eligible for a bonus payout under the Company’s 2021 annual cash bonus program.

Item 8.01	Completion of Acquisition or Disposition of Assets.
The Company previously disseminated a press release announcing the Closing and the anticipated commencement of a tender offer by the Company for shares of its common stock. The press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Additional Information Regarding the Tender Offer

The tender offer described in this Current Report on Form 8-K and the exhibits hereto (the “Offer”) has not yet commenced. This report is for informational purposes only. This report is not a recommendation to buy or sell MPC common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell MPC common stock or any other securities. On the commencement date of the Offer, MPC will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO. Shareholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the Offer. Neither the Company nor its directors make any recommendation as to whether to tender shares or as to the price at which to tender them. Once the Offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that MPC will be filing with the SEC at the SEC’s website at www.sec.gov or from the Company’s information agent in connection with the Offer.

Item 9.01	Financial Statements and Exhibits.
(b) Pro Forma Financial Information
No pro forma financial statements reflecting the impact of the Transaction are provided in this report, as the Speedway Business disposed of in the Transaction was classified as discontinued operations in each of the Company’s consolidated statements of operations for the fiscal years ended December 31, 2020, 2019 and 2018 included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”) and in the Company’s consolidated statements of operations for the three months ended March 31, 2021 included in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (the “Form 10-Q”). The assets and liabilities of the Speedway Business were reflected as “assets held for sale” and “–liabilities held for sale”, respectively, in the current assets section and current liabilities section, respectively, in each of the Company’s consolidated balance sheet as of December 31, 2020 included in the Form 10-K and in the Company’s consolidated balance sheet as of March 31, 2021 included in the Form 10-Q.

(d) Exhibits.

Exhibit Number	Description

2.1
Purchase and Sale Agreement, dated as of August 2, 2020, by and between the Company, Sellers and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed August 3, 2020)*

2.2
Amendment to Purchase and Sale Agreement, dated as of October 16, 2020, by and among the Company, Sellers and Purchaser (incorporated herein by reference to Exhibit 2.7 to the Company’s Annual Report on Form 10-K filed February 26, 2021)

2.3	Amendment No. 2 to Purchase and Sale Agreement, dated as of May 14, 2021, by and among the Company, Sellers and Purchaser*
99.1	Press Release dated May 14, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
* Schedules and similar attachments have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or similar attachment will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Petroleum Corporation

Date: May 14, 2021	By:	/s/ Molly R. Benson
Name: Molly R. Benson
Title: Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary